                                                Filed Pursuant to Rule 424(b)(3)
                           and relates to the Registration Statement on Form S-3
                                of Visual Edge Systems Inc. (Reg. No. 333-40415)

                                4,160,081 SHARES
                            VISUAL EDGE SYSTEMS INC.
                                  COMMON STOCK
                               ------------------

    This Prospectus relates to the offer and sale from time to time by each of the stockholders listed under "Selling Stockholders" (collectively, the "Selling Stockholders") of an aggregate of 4,160,081 shares (the "Shares") of Common Stock of Visual Edge Systems Inc. (the "Company"), which Shares consist of the following: (i) 200,000 shares of Common Stock to be offered and sold by certain Selling Stockholders, which shares were received (or underlie warrants received) in a bridge financing consummated by the Company in March 1997, (ii) an aggregate of 1,971,029 shares of Common Stock to be offered and sold by certain Selling Stockholders pursuant to the bridge financing consummated by the Company in June 1997, including Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, each as defined herein, (iii) 220,000 shares of Common Stock to be offered and sold by certain Selling Stockholders who invested in the Company prior to the Company's initial public offering (the "IPO"), (iv) 260,000 shares of Common Stock underlying an aggregate of 260,000 warrants held by Whale Securities Co., L.P. ("Whale"), the underwriter in the Company's IPO, (v) 1,495,000 shares of Common Stock underlying the Company's Redeemable Warrants, which were sold in the IPO, and (vi) 14,052 shares of Common Stock issued as a fee in connection with the consummation of the bridge financing consummated by the Company in June 1997. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

    The Common Stock of the Company is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "EDGE." On November 14, 1997, the last reported sale price of the Common Stock as quoted on Nasdaq was $6.625 per share.

                            ------------------------

    THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                             ---------------------

    The Shares may be sold from time to time in brokerage transactions at or near prevailing market prices through Whale or others, or in privately negotiated transactions for the account of Whale or each of the Selling Stockholders. The Company has agreed to bear all expenses (other than discounts, selling commissions and stock transfer taxes relating to the Shares) in connection with the registration and sale of the Shares being registered hereby. See "Selling Stockholders" and "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company, Whale or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 21, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. FOR A LIST OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601; and 7 World Trade Center, 13th Floor, New York, New York 10007. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including the Company, that file electronically with the Commission. The address of such site is HTTP://WWW.SEC.GOV.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated therein by reference. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be inspected and copied in the manner and at the locations described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, previously filed with the Commission by the Company, are hereby incorporated by reference in this Prospectus:

        1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (as amended by Form 10-KSB/A filed April 7, 1997);

        2. The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997 (as amended by Form 10-QSB/A filed August 29, 1997) and September 30, 1997;

        3. The Company's Current Reports on Form 8-K dated March 26, 1997, June 13, 1997, June 3, 1997 (as amended by Form 8-K/A dated June 3, 1997) and November 7, 1997 and filed with the Commission on April 14, 1997, June 23, 1997, June 25, 1997 (as amended by Form 8-K/A filed June 28, 1997) and November 14, 1997, respectively; and

        4. The description of the Common Stock set forth in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act on Form 8-A on July 11, 1996, and any amendment or report filed for the purpose of updating any such description.

    All reports and other documents subsequently filed by the Company after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents or reports.

    Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO VISUAL EDGE SYSTEMS INC., 2424 NORTH FEDERAL HIGHWAY, SUITE 100, BOCA RATON, FLORIDA 33431, ATTENTION: EARL TAKEFMAN (561) 750-7559.

                                  THE COMPANY

    The Company was organized to develop and market personalized videotape golf lessons featuring ONE-ON-ONE instruction by leading professional golfer Greg Norman and is in the early stages of being an operational company. To date, the Company has focused its efforts on developing and marketing computer software which digitally combines actual video footage of a golfer's swing with a synchronized "split-screen" comparison to Greg Norman's golf swing to produce a 45-minute ONE-ON-ONE videotape golf lesson. The Company's ONE-ON-ONE video golf lesson analyzes a golfer's swing by comparing it to Greg Norman's swing at several different club positions from two camera angles using Greg Norman's pre-recorded instructional commentary and analysis and computer graphics to highlight important golf fundamentals intended to improve a golfer's performance.

    Pursuant to a license agreement, as amended, by and among the Company, Greg Norman and Great White Shark Enterprises, Inc. (the "Greg Norman License"), Greg Norman agreed to grant to the Company a worldwide license to use his name, likeness and endorsement and certain trademarks owned by him in connection with the production and promotion of the Company's products. The Greg Norman License originally provided that the continued use of the license by the Company was conditioned upon guaranteed payments aggregating $3,300,000 during the three-year period commencing July 1, 1996 to be applied against a royalty equal to 8% of the Company's net revenues from product sales. In June 1997, the Greg Norman License was amended to extend the initial term to June 30, 2000 and to restructure the payments due to Mr. Norman from the Company to a total commitment of $4 million by: (i) altering the character of the payments such that Mr. Norman will receive $1,020,000 of his royalties in shares of the Company's Common Stock (valued at $10.00 per share for purposes of calculating such royalties) rather than cash as was originally contemplated, which shares the Company has agreed to register under the Securities Act; (ii) changing the schedule of the payments such that $2.98 million in cash will be paid to Mr. Norman over a period of time from January 1998 through April 2000; and (iii) granting to Mr. Norman 25,000 options to purchase shares of the Company's Common Stock at an exercise price of $10.00 per share, which options vested immediately and are exercisable at Mr. Norman's discretion at any time prior to their expiration on June 30, 2000. Pursuant to the Greg Norman License, the Company has paid Norman $600,000 in cash to date. After the initial term, which ends on June 30, 2000, the Company has the option to renew the Greg Norman License for two additional five-year periods. The Company's business and prospects are dependent upon the Company's continued association with Greg Norman.

    In 1995, the Company developed the software necessary to operate a video editing and videotape production process and an initial version of a right-handed, full swing videotape golf lesson. Since then, the Company has developed six full swing personalized ONE-ON-ONE golf lessons with Greg Norman for both right- and left-handed golfers. The Company's personalized products include a lesson stressing basic golf fundamentals for either males or females, a lesson geared towards senior golfers, an advanced lesson for lower-handicap players and a "follow-up" lesson which measures a golfer's improvement from prior lessons. The Company also plans to develop additional videotape golf lessons, such as short game, sand play and putting lessons.

    A Company employee operates videotaping equipment at the first tee, driving range or other suitable location to videotape a golfer's swing which is edited inside a ONE-ON-ONE van to create a personalized videotape golf lesson in approximately 16 minutes.

    The Company's primary marketing strategy is to sell ONE-ON-ONE videotapes on a prearranged basis to various organizers of amateur corporate, charity and member golf tournaments (who typically offer gifts to tournament participants), golf professionals at private and daily fee golf courses and driving ranges and indoor event planners who organize trade shows, conventions, sales meetings, retail store openings and promotions and automobile dealer showroom promotions. To implement its marketing and business strategy, the Company has already developed 15 mobile ONE-ON-ONE vans equipped with video and personal computer equipment to market, promote and produce the Company's products. The Company intends to position its ONE-ON-ONE vans in selected geographic areas that will service golf courses and driving ranges throughout the United States, and has initially placed its first 15 vans in Florida, Georgia, Texas, Arizona, California, Michigan, Illinois, New York, New Jersey, Massachusetts, Maryland and Nevada.

    The Company entered into an agreement with Cadillac Motor Car Division of General Motors on August 5, 1997. The agreement grants Cadillac the exclusive U.S. dealership showroom rights to the Company's ONE-ON-ONE WITH GREG NORMAN concept, allowing Cadillac to exclusively offer its customers a free video golf lesson personally analyzed by Greg Norman if they test drive a Cadillac. The Company is to provide each participating Cadillac dealership with all marketing materials related to this promotion, including creative piece for print and radio advertisements, banners, posters and direct mail invitations.

    The contract includes a test phase that runs through December 31, 1997 with a test phase termination clause ending January 31, 1998, at Cadillac's sole option, and then guarantees the Company a total of $7,500,000 in revenue for 1998 if the agreement is not terminated. The contract runs until December 31, 2000 and provides the Company with up to approximately $34,750,000 in revenue over the term of the agreement if the Company has an adequate number of available vans to serve all participating Cadillac dealers. Management estimates the Company will need to have 30 to 35 vans in operation to realize the full revenue potential of this agreement. Cadillac may terminate the agreement as of December 31, 1998, as long as notice is given to the Company on or before June 30, 1998, and will be responsible for the guaranteed payment for the year 1998.

    Golf has become an increasingly popular form of sport and entertainment in recent years. According to the National Golf Foundation, consumer spending on golf-related activities, including green fees, golf equipment and related merchandise, increased from approximately $12.7 billion in 1989 to approximately $15.1 billion in 1994. The number of golfers and golf courses and driving ranges has also increased and golf industry participants have sought to increase public awareness and provide greater access to golfers of all ages and income levels. It is estimated that golfers spend approximately $440 million annually on golf lessons. The Company believes that the capabilities of its software, including its ability to produce instructional commentary by Greg Norman and synchronized, "split-screen" comparisons with Greg Norman's swing, coupled with the consumer recognition and appeal of Greg Norman, differentiate the Company's products from competing products and position the Company to capitalize on the growing popularity of golf.

    The Company incurred substantial up-front expenses in connection with product development and commercialization (including the lease of ONE-ON-ONE vans and video and computer equipment), resulting in significant operating losses which are likely to continue for the foreseeable future. There can be no assurance that the Company will be able to successfully implement its business plan. See "Risk Factors."

    The Company was incorporated under the laws of the State of Delaware in July 1994 under the name Golf Vision, Inc. The Company changed its name to Visual Edge Systems Inc. in March 1995. The Company's executive offices are located at 2424 North Federal Highway, Suite 100, Boca Raton, Florida 33431, and its telephone number is (561) 750-7559.

                            RECENT BRIDGE FINANCINGS

MARCH FINANCING

    In March 1997, the Company consummated a bridge financing (the "March Bridge Financing") pursuant to which it issued to 13 investors (the "March Bridge Investors"), including Status-One Investments Inc., a company controlled by Earl
T. Takefman, the Chief Executive Officer of the Company, an aggregate of (i) 100,000 shares of Common Stock and (ii) 100,000 warrants (the "March Bridge Warrants") to purchase 100,000 shares of Common Stock at a price of $10.00 per share, subject to adjustment in certain circumstances. As consideration for such securities, the March Bridge Investors pledged an aggregate of $3,500,000 in cash and other marketable securities as cash collateral (the "Cash Collateral") to Republic Bank of New York (Canada) Ltd. and Bank Hapoalim (Switzerland) Ltd. (collectively, the "Guaranteeing Banks"), which in turn issued stand-by letters of credit (the "Letters of Credit") to the Company in the aggregate amount of up to $3,500,000. The Company used the Letters of Credit to secure a $3,500,000 line of credit (the "Line of Credit") from Barnett Bank. In June 1997, the Company used a portion of the proceeds from the issuance and sale of certain equity securities, defined below, as defined below, to repay the remaining outstanding balance due and owing on the Line of Credit and returned the Letters of Credit to the Guaranteeing Banks which in turn returned all of the Cash Collateral to the March Bridge Investors.

JUNE FINANCING

    On June 13, 1997, the Company arranged a three year $7.5 million debt and convertible equity facility (the "June Bridge Financing") with a group of investment funds advised by an affiliate of Hunt Sports Group, a sports and entertainment management company controlled by the Lamar Hunt family of Dallas, Texas. The Company issued and sold to Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively, the "Funds") the following securities pursuant to the Bridge Securities Purchase Agreement, dated as of June 13, 1997 (the "Bridge Agreement"), among the Company and the Funds: (i) 8.25% unsecured convertible bridge notes (the "Bridge Notes") in the aggregate principal amount of $7,500,000 with a maturity date of three years from the date of issuance (subject to the mandatory automatic exchange for the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), as discussed below), which Bridge Notes are convertible into shares of Common Stock (the "Note Conversion Shares") at any time and from time to time commencing January 1, 1998 at the option of the holder thereof, subject to certain limitations on conversion set forth in the Bridge Agreement; (ii) 93,677 shares of Common Stock, par value $.01 per share (the "Grant Shares"); and (iii) five-year warrants (the "June Bridge Warrants") to purchase 100,000 shares of Common Stock (the "Warrant Shares") at an exercise price equal to $10.675. On June 13, 1997 (the "Closing Date"), 30% of the June Bridge Warrants were assigned, with the Company's consent, to Alpine Capital Partners, Inc. The June Bridge Warrants are redeemable commencing October 1, 1998 at a redemption price equal to $.10 per share, subject to adjustment based on a 20-day minimum closing bid price. The net proceeds to the Company from the sale of the Bridge Notes, Grant Shares and June Bridge Warrants was $7,236,938. In addition, the Company issued 14,052 shares of Common Stock to Whale Securities Co., L.P. ("Whale"), the underwriter in the Company's initial public offering (the "IPO"), as a fee for services rendered in connection with the transactions contemplated by the Bridge Agreement, one-half of which shares were subsequently transferred to another Selling Stockholder.

    Pursuant to the Bridge Agreement, which states that in the event that the closing bid price of the Company's Common Stock for each trading day during any consecutive ten trading days from the Closing Date through December 31, 1997 does not equal at least $10.675 per share, the Company will issue to the Funds a number of additional shares of Common Stock (the "Additional Grant Shares") equal to the quotient obtained by dividing $1 million by the average closing bid prices of the Common Stock for the 15 trading days prior to December 31, 1997 and subtracting 93,677 (the number of Grant Shares already issued to the Funds). In the event that any Additional Grant Shares are issued, the exercise price of the June Bridge Warrants will be adjusted so that the value of the June Bridge Warrants (using a Black-Scholes or similar model) equals the value of the June Bridge Warrants as of the Closing Date.

    Interest payments on the Bridge Notes are, at the option of the Company, payable in cash or in shares of Common Stock. On Septermber 30, 1997, the first interest payment on the Bridge Notes was made in shares of the Common Stock. The Company issued an aggregate of 22,462 shares of Common Stock for payment of interest due. Effective January 1, 1998, the aggregate outstanding principal amount of Bridge Notes exceeding $2,500,000 will be automatically exchanged for a number of shares of Preferred Stock with an aggregate liquidation preference equal to the principal amount of Bridge Notes so exchanged and with terms substantially identical to the Bridge Notes, which Preferred Stock is convertible into shares of Common Stock (the "Stock Conversion Shares"). In addition, if the Company elects to redeem the IPO Warrants, the Company must redeem at least $5,000,000 principal amount of the Bridge Notes with the net proceeds of such redemption.

    The Company granted to the Funds registration rights covering the Note Conversion Shares, Stock Conversion Shares, Grant Shares, Warrant Shares and Additional Grant Shares (collectively, the "Securities") pursuant to a Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company filed a registration statement covering the sale of the Grant Shares, which registration statement was declared effective by the Securities and Exchange Commission on August 12, 1997. Pursuant to the Registration Rights Agreement, the Company is registering an aggregate of 1,971,029 shares of Common Stock, which constitute the Warrant Shares, the Additional Grant Shares, the Note Conversion Shares and the Stock Conversion Shares, in the Registration Statement of which this Prospectus forms a part. Although the actual number of Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares to be issued by the Company will be based upon the closing bid prices of the Common Stock at future dates as set forth in the Bridge Agreement, the Company used an assumed price of $5.00 per share to determine the number of shares to be included in the Registration Statement in connection therewith. In the event that the number of Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares that are actually issued to the Funds is greater than the number registered by the Company, the Company is obligated to register a number of shares equal to such shortfall. See "Risk Factors--Potential Influence on Market of Sale of Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares." In addition, pursuant to the Bridge Agreement, the Company also agreed to certain covenants, including limitations on the amount of capital expenditures and minimum limits of net worth.

    As of September 30, 1997, the Company had utilized $2.7 million of the June Bridge Financing and $3.2 million of the proceeds from the issuance and sale of the Securities under the Bridge Agreement, of which $2.7 million was used to repay the outstanding balance due and owing on the Line of Credit from Barnett Bank. On a monthly basis, the Company's cash expenditures for operations have been averaging approximately $650,000, which funds are being utilized from the proceeds of these bridge financings.

    The Company has utilized all of the proceeds of the IPO, the majority of which proceeds were used for product and equipment development and to repay prior indebtedness of the Company. The Company chose to pursue and consummate these bridge financings because management perceived a favorable reaction in the marketplace for the Company's products at trade shows and other promotional events and decided to accelerate its plans to purchase and operate additional vans prior to the summer golf season. The Company's acceleration of its business plan required the use of any remaining IPO proceeds and forced the Company to seek additional financing earlier than it had anticipated. Thus, at the time of the IPO, the Company believed that the IPO proceeds would sustain the Company for 12 months when in fact such proceeds were fully utilized after nine months. Due to its limited operating history at the time of the consummation of each bridge financing, the Company was unable to obtain equipment financing from traditional sources of funds, such as banks and other institutional lenders, and instead consummated these bridge financings.

EQUIPMENT FINANCING

    In August 1997, the Company entered into an equipment financing (the "Equipment Financing") with Vision Financial Group of Pittsburgh ("Vision"), whereby Vision agreed to provide the Company with up to $2.5 million in financing by September 1998. Such arrangement provides the Company with equipment financing of $100,000 for each of its next 25 vans, each of which is anticipated to cost approximately $150,000. The Company has drawn on $800,000 of the facility to finance eight vans purchased in May 1997. The outstanding balance bears interest at the rate of 11.62% and is payable in 36 consecutive monthly payments of $25,328 which commenced in August 1997, followed by one balloon payment of $47,040.

Further, the Company has agreed to pledge as collateral a certificate of deposit in the amount of $25,000 per van to Vision. Such collateral is to be returned to the Company within 5 days after the Company notifies Vision that (a) the Company has earned $1,000,000 or more on a pre-tax basis for fiscal 1998 or 1999 or (b) the Company's Common Stock has traded at $20.00 per share for at least 5 consecutive trading days. The Company has pledged to Vision a certificate of deposit in the aggregate amount of $200,000 in connection with the financing of the first eight vans.

    In connection with the Equipment Financing, the Company issued to Vision, warrants (the "Vision Warrants") to purchase 75,000 shares of Common Stock at a price per share of $10.00 (subject to adjustment in certain circumstances) at any time prior to August 20, 2000. The Company has the right to redeem the Vision Warrants as follows: in the event that the closing bid price of the Common Stock equals or exceeds $15.00 for 20 trading days ended three days prior to the notice of redemption, the Company may, upon 10 days' notice to Vision, redeem up to 50% of the Vision Warrant at a price equal to $.01 per share of Common Stock issuable upon the exercise of the Vision Warrants; and 100% of the Vision Warrants are redeemable by the Company if the closing bid price of the Common Stock equals or exceeds $20.00 for the 20 trading days ended three days prior to the notice of redemption.

                                 RECENT EVENTS

    On November 7, 1997, the Company's former accountants, KPMG Peat Marwick LLP, were dismissed and Arthur Andersen LLP were engaged to audit the Company's financial statements. Such actions were approved by the Company's Board of Directors on November 12, 1997.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED HEREIN, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

    SIGNIFICANT AND CONTINUING LOSSES; GOING CONCERN. For the period from July 15, 1994 (inception) to December 31, 1996, the Company incurred a cumulative net loss of $2,862,653 and, in the nine months ended September 30, 1997, the Company incurred a net loss of $7,321,453. The Company anticipates that it will incur continuing losses until, at the earliest, the Company generates sufficient revenues to offset the substantial up-front capital expenditures and operating costs (including significantly increased salaries of executives officers) associated with enhancing and commercializing its products. The Company incurred a non-recurring charge of $600,000 relating to the transfer of Common Stock to Greg Norman prior to the consummation of the IPO. In addition, the Company incurred costs of $1,615,000 relating to the IPO which was a reduction to its equity. The Company's former independent auditors have included an explanatory paragraph in their report on the Company's financial statements stating that the Company's recurring losses through 1996 and contractual commitments under a licensing agreement raise substantial doubt about its ability to continue as a going concern unless the Company receives additional equity or other financing. The Company anticipates that it will be able to obtain adequate additional equipment financing from banks or other institutional lenders as it expands its operational base of ONE-ON-ONE vans and begins to generate revenues. Further, in the event that the IPO Warrants become redeemable by the Company pursuant to their terms, the Company may elect (subject to consent by Whale) to call the IPO Warrants for redemption. In the event that the IPO Warrants are called for redemption by the Company and the market price of the Company's Common Stock exceeds the warrant exercise price of $5.00 per share, it would become economically advantageous to the holders thereof to exercise their contractual right to purchase shares of Common Stock at a price per share of $5.00, providing the Company with additional capital to finance its operations. However, if the Company elects to redeem the IPO Warrants, the Company must redeem at least $5,000,000 principal amount of the Bridge Notes with the net proceeds of such redemption. There can be no assurance that the Company will ever achieve profitable operations or will be able to obtain additional equity or other financing.

    NEED FOR ADDITIONAL FINANCING. The continued implementation of the Company's business plan or the development of additional products will require capital resources greater than the proceeds of the IPO, the proceeds received from the Funds under the Bridge Agreement, the Equipment Financing or other funds currently available to the Company. There can be no assurance that any additional financing will be available to the Company on commercially reasonable terms, or at all.

    UNCERTAINTY OF PROPOSED PLAN OF OPERATION. The Company's plan of operation and prospects will be largely dependent upon the Company's ability to successfully hire and retain skilled technical, marketing and other personnel, establish and maintain satisfactory relationships with those who arrange golf events, successfully develop, equip and operate ONE-ON-ONE vans on a timely and cost effective basis and achieve significant market acceptance for its products. The Company has limited experience in developing and commercializing new products based on innovative technology and there is limited information available concerning the performance of the Company's video editing and production process or market acceptance of the Company's products. There can be no assurance that the Company will be able to successfully implement its business plan or that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in its implementation.

    POTENTIAL INFLUENCE ON MARKET OF SALE OF ADDITIONAL GRANT SHARES, NOTE CONVERSION SHARES AND STOCK CONVERSION SHARES. As part of the June Bridge Financing, the Company is obligated to issue to the Funds the Additional Grant Shares, the Note Conversion Shares and the Stock Conversion Shares. Specifically, the Company will issue to the Funds a number of Additional Grant Shares equal to the quotient obtained by dividing $1 million by the average closing bid prices of the Common Stock for the 15 trading days prior to December 31, 1997 and subtracting 93,677 (the number of Grant Shares previously issued to the Funds). In addition, effective January 1, 1998, (i) the aggregate outstanding principal amount of Bridge Notes exceeding $2,500,000 will be automatically exchanged for Preferred Stock, which is convertible into the Stock Conversion Shares, and (ii) the principal amount of the Bridge Notes that remains outstanding is convertible into the Note Conversion Shares. Such conversions, if they occur, are subject to the conversion rate and schedule set forth in the Bridge Agreement, which provide for a conversion price that will be below the market price of the Common Stock at the time of conversion. At the time of issuance, all of the aforementioned shares will have been registered under the Securities Act and will be freely tradeable without restriction. While no prediction can be made as to the effect, if any, that the availability for sale or actual sale of the Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares will have on market prices of the Common Stock prevailing from time to time, the possibility that a substantial number of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices and could impair the Company's ability to further raise capital through the sale of its equity securities. See "The Company--Recent Bridge Financings--June Financing."

    DEPENDENCE ON GREG NORMAN LICENSE. Pursuant to the Greg Norman License, Greg Norman agreed to grant to the Company a worldwide license to use his name, likeness, endorsement and certain trademarks in connection with the production and promotion of the Company's products. The Greg Norman License originally provided that the continued use of the license by the Company was conditioned upon guaranteed payments aggregating $3,300,000 during the three-year period commencing July 1, 1996 to be applied against a royalty equal to 8% of the Company's net revenues from product sales. In June 1997, the Greg Norman License was amended to restructure the payments due to Mr. Norman from the Company to a total commitment of $4 million by: (i) altering the character of the payments such that Mr. Norman will receive $1,020,000 of his royalties in shares of the Company's Common Stock, rather than cash as was originally contemplated, which shares the Company has agreed to register under the Securities Act; (ii) changing the schedule of the payments such that $2.98 million in cash will be paid to Mr. Norman over a period of time from January 1998 through April 2000; and (iii) granting to Mr. Norman 25,000 options to purchase shares of the Company's Common Stock at an exercise price of $10.00 per share, which options vested immediately and are exercisable at Mr. Norman's discretion at any time prior to their expiration on June 30, 2000. Pursuant to the Greg Norman License, the Company has paid Norman $600,000 to date. Failure to make any required payment under the Greg Norman License would result in termination of the license agreement, which would have a material adverse effect on the Company. Greg Norman's death, disability or retirement from tournament play or any significant decline in the level of his tournament play would, under certain circumstances, have a material adverse effect on the Company. In addition, the commission by Greg Norman of any serious crime or any act which adversely affects his reputation could also have an adverse affect on the Company. The Company has obtained "key-man" insurance on the life of Greg Norman in the amount of $10,000,000.

    UNCERTAINTY OF MARKET ACCEPTANCE AND COMMERCIALIZATION STRATEGY. The Company's ONE-ON-ONE personalized videotape golf lesson is a new business concept and, accordingly, demand and market acceptance for the Company's products is subject to a high level of uncertainty. Achieving market acceptance for the Company's products will require significant efforts and expenditures by the Company to create awareness and demand by golf professionals at golf courses and driving ranges and by consumers. The Company's prospects will be significantly affected by its ability to successfully build an effective sales organization and develop a significant number of ONE-ON-ONE vans. The Company has only recently commenced marketing activities and has limited marketing and technical experience and limited financial, personnel and other resources to independently undertake extensive marketing activities. The Company's strategy and preliminary and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in the Company's marketing efforts, changes in market conditions (including the emergence of potentially significant related market segments), the nature of possible license and distribution arrangements which may become available to it in the future and competitive factors. To the extent that the Company enters into third-party marketing and distribution arrangements in the future, it will be dependent on the marketing efforts of such third parties and in certain instances on the popularity and sales of their products. Additionally, to the extent that the Company seeks to market its products in foreign markets, the Company may be subject to various risks associated with foreign trade, including customs duties, quotas and other trade restrictions, shipping delays, currency fluctuations and international political and economic developments. There can be no assurance that the Company's strategy will result in successful product commercialization or that the Company's efforts will result in initial or continued market acceptance for the Company's products.

    COMPETITION. The Company faces intense competition for a finite amount of consumer discretionary spending from numerous other businesses in the golf industry and related market segments. The Company competes with numerous other products and services which provide golf instruction, including instructional golf videotapes, golf software used to analyze golf swings and golf courses, schools and professionals who offer video golf lessons, certain of which may be less expensive or provide other advantages to consumers. Various instructional golf videotapes currently being marketed by leading golf professionals and instructors such as Jack Nicklaus, Tom Kite, Nick Faldo, David Leadbetter, Jim McLean and Greg Norman have achieved significant national, regional and local consumer recognition. These products are marketed by companies with substantially greater financial, marketing, distribution, personnel and other resources than the Company, permitting such companies to implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors to enter into new markets. In addition, certain companies offer both hardware and software to golf professionals for use in connection with golf lessons. Moreover, the instructional golf video segment of the industry has no substantial barriers to entry and, consequently, the Company expects that other companies which have developed software technologies may seek to enter into the Company's target markets and compete directly against the Company. There can be no assurance that other companies are not developing or will not seek to develop similar products.

    The Greg Norman License prohibits Greg Norman from granting similar rights to any person with respect to any concept which is the same as or confusingly similar to the Company's concept or proposed products. For purposes of the Greg Norman License, however, the self-instructional golf video product known as BETTER GOLF featuring Greg Norman or any other form of golf instructional video or multi-media presentation for teaching golf techniques is not deemed the same as or confusingly similar to the Company's products. There can be no assurance that the Company will be able to compete successfully.

    POTENTIAL PRODUCT OBSOLESCENCE. The markets for the Company's products may be characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete may be dependent upon the Company's ability to complete development and commercialization of the Company's products in a timely manner and to continually enhance and improve its software. There can be no assurance that competitors will not develop technologies or products that render the Company's products obsolete or less marketable.

    DEPENDENCE ON LIMITED PRODUCT LINE. The Company is entirely dependent on the commencement of sales of a limited product line to generate revenues and on the commercial success of its products. There can be no assurance that the Company's products will prove to be commercially viable. Failure to achieve commercial viability would have a material adverse effect on the Company.

    INDUSTRY FACTORS. Sales of the Company's instructional golf videotapes are dependent on discretionary spending by consumers, which may be adversely affected by unfavorable general economic conditions, as well as a decline in the popularity of golf. Any decrease in the level of consumer spending on golf instruction could adversely affect the Company's business and prospects. The Company's future operating results will depend on numerous factors beyond its control, including the popularity, price and timing of other instructional golf videos and related products being introduced and distributed, national, regional and local economic conditions (particularly recessionary conditions adversely affecting consumer spending), changes in consumer demographics, the availability and relative popularity of other forms of sports and entertainment, and public tastes and preferences, which may change rapidly and cannot be predicted. The Company's ability to plan for product development and promotional activities may be affected by the Company's ability to anticipate and respond to relatively rapid changes in consumer tastes and preferences. To the extent that the Company targets consumers with limited disposable income, the Company may find it more difficult to price its products at levels which result in profitable operations. In addition, seasonal weather conditions limiting the playing seasons in certain geographic areas may result in fluctuations in the Company's future operating results.

    UNCERTAINTY OF PATENT PROTECTION. The Company has filed a patent application with the United States Patent and Trademark Office covering certain aspects of its digital video editing and videotape production process. There can be no assurance, however, as to the breadth or degree of protection which patents may afford the Company, that any patent applications will result in issued patents or that patents will not be circumvented or invalidated. Rapid technological developments in the computer software industry result in extensive patent filings and a rapid rate of issuance of new patents. Although the Company believes that its products do not and will not infringe patents or violate proprietary rights of others, the Company has not conducted any investigation to determine whether its products infringe patents or violate proprietary rights of others, and it is possible that infringement of existing or future patents or proprietary rights of others have occurred or may occur. In the event the Company's products infringe patents or proprietary rights of others, the Company may be required to modify the design of its products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement action and the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

    PROPRIETARY INFORMATION. The Company relies on proprietary processes and employs various methods to protect the concepts, ideas and documentation of its products. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes or obtain access to the Company's proprietary processes, ideas and documentation. Furthermore, although the Company has entered into confidentiality agreements with certain of its employees, there can be no assurance that such arrangements will adequately protect the Company.

    DEPENDENCE ON THIRD-PARTY PRODUCTION COMPANIES AND EQUIPMENT
MANUFACTURERS. The Company relies on third-party manufacturers for all of its supply of video and computer equipment and vans used in its operations. The Company has not entered into agreements with any equipment manufacturer and intends to purchase or lease equipment components pursuant to purchase orders placed from time to time in the ordinary course of business. While the Company is not dependent on any single supplier to continue its operations, the failure or delay by any manufacturer in supplying components to the Company on favorable terms could result in interruptions in its operations and adversely affect the Company's ability to implement its business plan.

    DEPENDENCE ON KEY PERSONNEL; NEED FOR QUALIFIED PERSONNEL. The success of the Company will be dependent on the personal efforts of Earl T. Takefman, its Chief Executive Officer, and other key personnel. The loss of the services of Mr. Takefman could have a material adverse effect on the Company's proposed business and prospects. The Company has entered into employment agreements with

Mr. Takefman and other key personnel and has obtained "key-man" insurance on the life of Mr. Takefman in the amount of $5,000,000. The success of the Company is also dependent upon its ability to hire and retain additional qualified marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified personnel would have a material adverse effect on the Company.

    CONTROL BY MANAGEMENT. Earl T. Takefman, the Company's Chief Executive Officer, and Alan L. Lubell, Chairman of the Board of Directors of the Company, currently beneficially own, in the aggregate, approximately 48% of the outstanding shares of Common Stock (assuming no exercise of any of the Company's outstanding warrants or unexercised options). Accordingly, such persons, acting together, are effectively in a position to control the Company, elect all of the Company's directors, cause an increase in the authorized capital or the dissolution, merger or sale of the assets of the Company, and generally to direct the affairs of the Company.

    OUTSTANDING OPTIONS. There are currently outstanding options to purchase an aggregate of 1,023,371 shares of Common Stock at exercise prices ranging from $5.00 to $10.00 per share, of which options to purchase up to an aggregate of 500,000 shares (the "Executive Options") were granted to Messrs. Takefman and Lubell upon consummation of the IPO. The Executive Options vest five years from the date of grant, subject to acceleration if the trading price of the Common Stock reaches certain thresholds and have an exercise price of $5.00. Specifically, the vesting of 300,000 of the Executive Options would accelerate to the date that the market price of the Common Stock equaled or exceeded $10.00 per share for at least five consecutive trading days on or prior to January 24, 1998, if the price reaches such threshold. This threshold was achieved on February 7, 1997, and, accordingly, 300,000 of the Executive Options became exercisable as of such date. The vesting of the remaining 200,000 of the Executive Options will accelerate to the date the market price of the Common Stock equals or exceeds $15.00 per share for five consecutive trading days on or prior to January 24, 1999, if the price reaches such threshold. Exercise of any of the foregoing options will have a dilutive effect on the Company's stockholders. Furthermore, the terms upon which the Company may be able to obtain additional equity financing may be adversely affected, since the holders of the options can be expected to exercise them, if at all, at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options.

    NO DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay dividends on the Common Stock in the foreseeable future. In addition, the payment of cash dividends may be limited or prohibited by the terms of future loan agreements or the future issuance of Preferred Stock.

    AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the Company's Board of Directors to issue up to 5,000,000 shares of Preferred Stock, from time to time, in one or more series. The Board of Directors will be authorized, without further approval of the stockholders, to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each new series of Preferred Stock. The issuance of such stock could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock.

    VOLATILITY OF MARKET PRICE OF COMMON STOCK AND WARRANTS. Since the IPO, the market prices of the Company's publicly traded securities have been highly volatile as has been the case with the securities of other emerging companies. Factors such as the Company's operating results and announcements by the Company or its competitors may have a significant impact on the market price of the Company's securities. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies.

    POTENTIAL INFLUENCE ON MARKET OF WARRANT REDEMPTION. Each of the 1,495,000 IPO Warrants entitles the registered holder thereof to purchase one share of Common Stock, at a price of $5.00, subject to adjustment in certain circumstances, at any time after July 24, 1997 until July 24, 2000. The IPO Warrants are redeemable by the Company, upon the consent of Whale, at a price of $.10 per Warrant, and subject to the terms set forth therein. In the event that the Company calls the IPO Warrants for redemption, it will be economically advantageous for the warrant holders to exercise the IPO Warrants, resulting in the issuance by the Company of up to 1,495,000 additional shares of Common Stock. While no prediction can be made as to the effect, if any, that the availability for sale or actual sale of such shares of Common Stock will have on market prices prevailing from time to time, the possibility that a substantial number of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to further raise capital through the sale of its equity securities. Further, the exercise of the IPO Warrants and issuance of shares of Common Stock at a price of $5.00 (an amount that is likely to be below the prevailing market price of the Common Stock since a precondition for the redeemability of the IPO Warrants is that the price of the Common Stock is at least $7.50, subject to certain terms and adjustments) may have an adverse effect on the market price of the Common Stock. The Company's Board of Directors has authorized the Company to purchase Common Stock, from time to time, at its discretion, in order to ensure that the market price of the Common Stock remains at a level where the Company is permitted to redeem the IPO Warrants.

    POTENTIAL INFLUENCE ON THE MARKET OF WHALE. Whale, the underwriter in the Company's IPO, makes a market in the Common Stock and the IPO Warrants and may otherwise effect transactions in the Common Stock and the IPO Warrants. Such activities may exert a dominating influence on the market and such activity may be discontinued at any time. The prices and liquidity of the Company's securities may be significantly affected to the extent, if any, that Whale participates in such market.

    SHARES ELIGIBLE FOR FUTURE SALE. Excluding the Additional Grant Shares, the Note Conversion Shares and the Stock Conversion Shares, the Company has 4,853,190 shares of Common Stock outstanding (assuming no exercise of any of the Company's outstanding warrants), of which 1,847,729 shares (including 1,395,000 shares registered in connection with the IPO, 334,052 of the shares offered hereby by certain Selling Stockholders and 93,677 shares registered in connection with the June Bridge Financing pursuant to the Company's Registration Statement on Form S-3 filed July 28, 1997 (Registration No. 333-32247)), will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining 3,022,462 shares of Common Stock outstanding are "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act, and in the future may be sold only pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Of the 3,022,462 restricted shares, an aggregate of 2,520,406 shares became eligible for sale, without registration, under Rule 144 (subject to certain volume limitations prescribed by such rule and to the contractual restrictions described below), in March 1997. In addition, the Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, upon issuance thereof, will have been registered under the Securities Act and will be freely tradeable without restriction. No prediction can be made as to the effect, if any, that sales of such securities or the availability of such securities for sale will have on the market prices prevailing from time to time. However, even the possibility that a substantial number of the Company's securities may be sold in the public market may adversely affect prevailing market prices for the Common Stock and IPO Warrants and could impair the Company's ability to raise capital through the sale of its equity securities.

    LIMITATIONS OF LIABILITY OF DIRECTORS AND OFFICERS. The Company's Certificate of Incorporation includes provisions to limit, to the full extent permitted by Delaware law, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The

Certificate of Incorporation also includes provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall advance expenses to, any director or officer to the extent permitted under such law as it may from time to time be in effect. In addition, the Company's By-Laws require the Company to indemnify, to the full extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation. As a result of such provisions in the Certificate of Incorporation and the By-Laws of the Company, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

                                USE OF PROCEEDS

    The Shares of Common Stock being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

    An aggregate of up to 4,160,081 shares of Common Stock may be offered and sold pursuant to this Prospectus consisting of the following: (i) 200,000 shares by the March Bridge Investors, including 100,000 shares underlying the March Bridge Warrants, (ii) an aggregate of 1,971,029 shares of Common Stock to be offered and sold by certain Selling Stockholders pursuant to the bridge financing consummated by the Company in June 1997, including Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, (iii) 260,000 shares by Whale, which shares underlie certain warrants owned by Whale, (iv) 1,495,000 shares underlying the Redeemable Warrants, which shares may be offered and sold by holders of the Redeemable Warrants upon exercise or conversion thereof, (v) 220,000 by certain investors who invested in the Company prior to the IPO and
(vi) 14,052 shares of Common Stock issued as a fee in connection with the June Bridge Financing. The Company has agreed to register the public offering of all of such shares under the Securities Act and to pay all expenses in connection therewith, and such shares have been included in the Registration Statement of which this Prospectus forms a part. Except for Status-One Investments Inc., a company controlled by Earl T. Takefman, the Chief Executive Officer of the Company, Frank Williams, a former director of the Company who currently serves in an advisory capacity to the Company's Board of Directors, and Whale, the Company's underwriter in the IPO, none of the Selling Stockholders has ever held any position or office with the Company or has had any other material relationship with the Company. The Company will not receive any of the proceeds from the sale of the Shares. All of the Selling Stockholders have an address in care of the Company at 2424 North Federal Highway, Suite 100, Boca Raton, Florida 33431, except for Whale, whose address is 650 Fifth Avenue, New York, New York 10019. The following table sets forth certain information with respect to the Selling Stockholders:

                                                                                                      PERCENTAGE
                                                     BENEFICIAL                      BENEFICIAL       BENEFICIAL
                                                    OWNERSHIP OF     AMOUNT OF      OWNERSHIP OF     OWNERSHIP OF
                                                    COMMON STOCK    COMMON STOCK    COMMON STOCK     COMMON STOCK
SELLING STOCKHOLDERS                               PRIOR TO SALE      OFFERED      AFTER OFFERING   AFTER OFFERING
-------------------------------------------------  --------------  --------------  --------------  -----------------
Status-One Investments Inc. (1)..................      1,157,118          20,000(2)     1,137,118           23.5%
Abbott Finance Inc...............................         28,572          28,572(2)       --              --
Neil Freder......................................         41,919          14,286(2)        27,633          *
Leonard Mendell..................................         62,282          19,282(3)        48,000          *
Avrum Schwam Holdings Inc........................         31,431           8,572(2)        22,859          *
Carajen International Inc........................         42,896           8,572(2)        34,324          *
Venture Management Consultants LLC...............         28,572          28,572(2)       --              --
Sandy Lang.......................................         14,286          14,286(2)       --              --
Frank Leo........................................         14,286          14,286(2)       --              --
Martin Miller....................................         22,286          14,286(2)         8,000          *
Frank Williams...................................         13,853           5,714(2)         8,139          *
Dan Elituv.......................................         14,286          14,286(2)       --              --
Sol Zuckerman....................................         19,286          14,286(2)         5,000          *
Whale Securities Co.,L.P.........................        267,026(4)       267,026        --               --
Dr. Lawrence Howard..............................         20,000          20,000         --               --
Dr. Steven Landman...............................          5,000           5,000         --               --
John R. Tompson and Constance A. Tompson, Joint
  Tenants with Right of Survivorship.............          5,000           5,000         --               --
Allan R. Lyons...................................          5,000           5,000         --               --
Jonathan Robinson................................          5,000           5,000         --               --
Michael Weissman.................................          5,000           5,000         --               --
Isaac Kier.......................................         10,000          10,000         --               --
Craig Effron.....................................          5,000           5,000         --               --

                                                                                                      PERCENTAGE
                                                     BENEFICIAL                      BENEFICIAL       BENEFICIAL
                                                    OWNERSHIP OF     AMOUNT OF      OWNERSHIP OF     OWNERSHIP OF
                                                    COMMON STOCK    COMMON STOCK    COMMON STOCK     COMMON STOCK
SELLING STOCKHOLDERS                               PRIOR TO SALE      OFFERED      AFTER OFFERING   AFTER OFFERING
-------------------------------------------------  --------------  --------------  --------------  -----------------
Mark Dickstein...................................          5,000           5,000         --               --
Robert Laikin....................................         20,000          20,000         --               --
Lisa Grossman....................................         10,000          10,000         --               --
Gary Newman......................................          5,000           5,000         --               --
Albert Nocciolino................................          5,000           5,000         --               --
FGR Akel.........................................          5,000           5,000         --               --
Scott C. Gottlieb................................          5,000           5,000         --               --
Alfonso and Federico de Riveroll, Joint Tenants
  with Right of Survivorship.....................         10,000          10,000         --               --
Roderick D. MacAlpine............................          5,000           5,000         --               --
Leonard A. Albanese..............................          5,000           5,000         --               --
Lester Lieberman.................................          5,000           5,000         --               --
Albert Greenspoon................................          5,000           5,000         --               --
B&B Trading Corp. Retirement Plan................          5,000           5,000         --               --
Garland T. Duke, Jr..............................          5,000           5,000         --               --
Charles J. Reilly and Kathleen M. Reilly.........          5,000           5,000         --               --
James H. Cooper..................................          5,000           5,000         --               --
Wendy and Robert Ull, Joint Tenants with Right of
  Survivorship...................................          5,000           5,000         --               --
Michael Freidman.................................         10,000          10,000         --               --
Edward S. Rosenthal..............................         10,000          10,000         --               --
Nicholas Kahla...................................          5,000           5,000         --               --
Elliott Broidy...................................         20,000          20,000         --               --
Lori Kritzer.....................................          7,026           7,026         --               --
Holders of the publicly traded Warrants..........               (5)     1,495,000(5)            (5)            (5)
Infinity Investors Limited.......................      1,164,616(6)     1,164,616         69,684             1.4
Infinity Emerging Opportunities Limited .........        258,805(7)       258,805         15,485               *
Sandera Partners, L.P............................        258,804(8)       258,804         15,485               *
Lion Capital Partners, L.P.......................        258,804(9)       258,804         15,485               *
Alpine Capital Partners, Inc.....................         30,000(10)        30,000       --               --

------------------------

*   Less than 1%

(1) Status-One Investments Inc. is a Delaware corporation owned by Earl T. Takefman, the Company's Chief Executive Officer, and certain of his family members and controlled by Mr. Takefman.

(2) One-half of such shares of Common Stock are shares received in the March Bridge Financing, and the other one-half of such shares are the shares of Common Stock underlying the March Bridge Warrants received in the March Bridge Financing. See "Recent Bridge Financings."

(3) Includes 7,141 shares of Common Stock received in the March Bridge Financing and 7,141 shares of Common Stock underlying the March Bridge Warrants received in the March Bridge Financing.

(4) 260,000 of such shares are shares of Common Stock which underlie certain warrants owned by Whale. The remaining 7,026 shares were received as a fee for services rendered in connection with the June Bridge Financing.

(5) The Company currently has outstanding 1,495,000 publicly traded Warrants. The 1,495,000 shares of Common Stock included in this table are the shares underlying such Warrants.

(6) Includes 42,000 shares underlying June Bridge Warrants and an aggregate of 1,122,617 Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, which was calculated using an assumed closing bid price of $5.00 per share.

(7) Includes 9,334 shares underlying June Bridge Warrants and an aggregate of 249,471 Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, which was calculated using an assumed closing bid price of $5.00 per share.

(8) Includes 9,333 shares underlying June Bridge Warrants and an aggregate of 249,471 Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, which was calculated using an assumed closing bid price of $5.00 per share.

(9) Includes 9,333 shares underlying June Bridge Warrants and an aggregate of 249,471 Additional Grant Shares, Note Conversion Shares and Stock Conversion Shares, which was calculated using an assumed closing bid price of $5.00 per share.

(10) Includes 30,000 shares underlying June Bridge Warrants.

    The Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

    Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on Nasdaq, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions:
(a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

    In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

    Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, is acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

    The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

    It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

    The financial statements of Visual Edge Systems Inc. (a development stage company) as of December 31, 1996 and 1995 and for the years then ended and for the period from inception (July 15, 1994) to December 31, 1996 have been incorporated by reference herein and in the Registration Statement from the Company's 1996 Annual Report on Form 10-KSB (as amended by Form 10-KSB/A filed April 7, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included therein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Company is in its development stage and its recurring losses through 1996 and contractual commitments under a licence agreement raise substantial doubt about the entity's ability to continue as a going concern unless additional financing or equity is obtained. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................         ii
Incorporation of Certain Information by
  Reference....................................         ii
The Company....................................          1
Risk Factors...................................          6
Use of Proceeds................................         12
Selling Stockholders...........................         13
Plan of Distribution...........................         15
Legal Matters..................................         16
Experts........................................         16

                            VISUAL EDGE SYSTEMS INC.
                              4,160,081 SHARES OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               November 21, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------